FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Included in this Report of Foreign Private Issuer on Form 6-K is information regarding Forward Pharma A/S’s financial results for the fiscal quarter ended September 30, 2016.  All references in this report to Forward Pharma A/S, the “Company” or the “Parent” refer to Forward Pharma A/S and all references in this report to “Group” refer to Forward Pharma A/S and its wholly owned subsidiaries. All references in this report to “we”, “us”, “our”, “Forward Pharma” or similar terms refer to Forward Pharma A/S or Forward Pharma A/S and its wholly owned subsidiaries, as required by the context.

Cautionary Statement Regarding Forward-Looking Statements

This Report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “may,” “should,” “plan,” “intend,” “estimate,” “will,” “would,” and “potential,” among others.  Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our belief that we could shorten the time to commercialize our product, our belief on how long our cash will last, our expectations on the rate of our spending, and our belief that we will not be required to repay a government grant. Forward-looking statements speak only as of the date they are made, and except as required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You should read our Annual Report on form 20-F filed with the Securities and Exchange Commission on April 12, 2016 that includes our audited consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, risk factors as well as other important information about the Group.

Item 1. Unaudited Interim Condensed Consolidated Financial Statements and Notes thereto

Interim Condensed Consolidated Statement of Financial Position

as of September 30, 2016, Unaudited, and December 31, 2015

Assets

	Notes	September 30, 2016 (Unaudited)	December 31, 2015
		USD `000	USD `000
Equipment		304	352
Available-for-sale financial assets	4.2	81,911	82,746
Other non-current assets		5	5
Total non-current assets		82,220	83,103
Prepaid expenses	3.1	1,962	5,048
Income tax receivable		366	158
Other receivables	3.2	919	689
Available-for-sale financial assets	4.2	39,048	41,637
Cash and cash equivalents	4.2	29,215	52,269
Total current assets		71,510	99,801
Total assets		153,730	182,904

Equity and Liabilities

	Notes	September 30, 2016 (Unaudited)	December 31, 2015
		USD `000	USD `000
Share capital	4.1	800	796
Share premium		339,955	339,845
Other components of equity:
Foreign currency translation reserve		(28,890)	(32,875)
Fair value adjustment available-for-sale financial assets		315	102
Accumulated deficit		(163,566)	(131,175)
Equity attributable to shareholders of the Parent		148,614	176,693
Total equity		148,614	176,693
Trade payables		2,086	3,986
Accrued liabilities		3,030	2,225
Total current liabilities		5,116	6,211
Total equity and liabilities		153,730	182,904

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

for the three month periods ended September 30, 2016 and 2015 amounts in thousands except per share amounts

		Three Month Period Ended September 30,
	Notes	2016	2015
		USD	USD

Research and development costs		(7,658)	(10,785)
General and administrative costs		(3,176)	(4,644)
Operating loss		(10,834)	(15,429)
Foreign exchange rate (loss)	2.1	(430)	(446)
Interest income		101	117
Other finance costs		(21)	—
Net (loss) before taxes		(11,184)	(15,758)
Tax benefit	2.2	204	—
Net (loss) for the period		(10,980)	(15,758)

Net (loss) for the period attributable to:
Equity holders of the Parent		(10,980)	(15,758)

Net (loss) per share basic	2.3	(0.23)	(0.34)

Net (loss) per share diluted	2.3	(0.23)	(0.34)

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

for the nine month periods ended September 30, 2016 and 2015 amounts in thousands except per share amounts

		Nine Month Period Ended September 30,
	Notes	2016	2015
		USD	USD

Research and development costs		(30,800)	(25,104)
General and administrative costs		(9,329)	(12,260)
Operating loss		(40,129)	(37,364)
Foreign exchange rate (loss) gain	2.1	(3,299)	9,605
Interest income		306	340
Other finance costs		(62)	(4)
Net (loss) before taxes		(43,184)	(27,423)
Tax benefit	2.2	204	—
Net (loss) for the period		(42,980)	(27,423)

Net (loss) for the period attributable to:
Equity holders of the Parent		(42,980)	(27,423)

Net (loss) per share basic	2.3	(0.92)	(0.59)

Net (loss) per share diluted	2.3	(0.92)	(0.59)

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Other Comprehensive Income (Loss)

for the three month periods ended September 30, 2016 and 2015

		Three Month Period Ended September 30,
	Notes	2016	2015
		USD `000	USD `000

Net (loss) for the period		(10,980)	(15,758)
Other comprehensive income (loss)
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial assets	4.2	(142)	68
Exchange differences on translation of foreign operations	2.1	568	169
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		426	237
Other comprehensive income		426	237
Total comprehensive loss		(10,554)	(15,521)
Attributable to:
Equity holders of the Parent		(10,554)	(15,521)

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Other Comprehensive Income (Loss)

for the nine month periods ended September 30, 2016 and 2015

		Nine Month Period Ended September 30,
	Notes	2016	2015
		USD `000	USD `000

Net (loss) for the period		(42,980)	(27,423)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial assets	4.2	213	636
Exchange differences on translation of foreign operations	2.1	3,985	(18,022)
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods		4,198	(17,386)
Other comprehensive income (loss)		4,198	(17,386)
Total comprehensive loss		(38,782)	(44,809)
Attributable to:
Equity holders of the Parent		(38,782)	(44,809)

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity

for the nine month periods ended September 30, 2016 and 2015

	Share capital	Share premium	Foreign currency translation reserve	Fair value adjustment available- for- sale financial assets	Accumulated deficit	Total equity
	USD `000	USD `000	USD `000	USD `000	USD `000	USD `000

At January 1, 2015	791	339,695	(10,142)	(238)	(107,712)	222,394
Net loss for the period	—	—	—	—	(27,423)	(27,423)
Other comprehensive (loss) income	—	—	(18,022)	636	—	(17,386)
Total comprehensive (loss) income	—	—	(18,022)	636	(27,423)	(44,809)
Issuance of deferred shares	2	—	—	—	—	2
Exercise of warrants	3	150	—	—	—	153
Share-based payment costs	—	—	—	—	10,035	10,035
Transactions with owners	5	150	—	—	10,035	10,190
At September 30, 2015	796	339,845	(28,164)	398	(125,100)	187,775

	Share capital	Share premium	Foreign currency translation reserve	Fair value adjustment available- for- sale financial assets	Accumulated deficit	Total equity
	USD `000	USD `000	USD `000	USD `000	USD `000	USD `000

At January 1, 2016	796	339,845	(32,875)	102	(131,175)	176,693
Net loss for the period	—	—	—	—	(42,980)	(42,980)
Other comprehensive income	—	—	3,985	213	—	4,198
Total comprehensive income (loss)	—	—	3,985	213	(42,980)	(38,782)
Exercise of warrants	2	110	—	—	—	112
Issuance of deferred shares	2	—	—	—	—	2
Share-based payment costs	—	—	—	—	10,589	10,589
Transactions with owners	4	110	—	—	10,589	10,703
At September 30, 2016	800	339,955	(28,890)	315	(163,566)	148,614

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Cash Flows

for the nine month periods ended September 30, 2016 and 2015

		Nine Month Period Ended September 30,
	Notes	2016	2015
		USD `000	USD `000
Operating activities:
Net (loss) before taxes		(43,184)	(27,423)
Adjustments to reconcile net (loss) to net cash flows from operating activities:
Share-based payment costs		10,589	10,035
Depreciation expense		87	13
Other including foreign exchange rate losses and (gains)		2,993	(9,903)
Cash inflow for interest		377	481
Cash inflow for taxes		—	171
Decrease (increase) in prepayments and other receivables		3,137	(2,648)
(Decrease) increase in trade payables and accrued liabilities		(1,026)	4,773
Net cash flows used in operating activities		(27,027)	(24,501)
Investing activities:
Purchase of equipment		(29)	(385)
Proceeds from maturity of available-for-sale financial assets	4.2	3,887	1,810
Net cash flows provided by investing activities		3,858	1,425
Financing activities:
Shares issued for cash	4.1	114	155
Net cash flows provided by financing activities		114	155
Net decrease in cash and cash equivalents		(23,055)	(22,921)
Net foreign exchange differences		1	(1,400)
Cash and cash equivalents at beginning of period		52,269	45,349
Cash and cash equivalents at end of period		29,215	21,028

See accompanying notes to these interim condensed consolidated financial statements

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Corporate information

Forward Pharma A/S is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The interim condensed consolidated financial statements include the Company’s wholly owned German, United States and Danish subsidiaries Forward Pharma GmbH, Forward Pharma USA, LLC and Forward Pharma FA ApS, respectively. The Company’s Board of Directors authorized the issuance of the financial statements included herein on November 29, 2016.

The Company is a biopharmaceutical company preparing to initiate a Phase 3 clinical trial using FP187, a proprietary formulation of dimethyl fumarate (“DMF”), for the treatment of multiple sclerosis (“MS”) patients. Since the Company’s founding in 2005, it has worked to advance unique formulations of DMF as a therapeutic to improve the health and well-being of patients with immune disorders including MS. FP187, the Company’s clinical candidate, is a DMF formulation in a delayed and slow release oral dose that the Company plans to advance for the treatment of relapsing remitting MS (“RRMS”) and other immune disorders.

Section 1—Basis of Preparation

1.1 Accounting policies and basis of preparation

The interim condensed consolidated financial statements as of September 30, 2016 and for the three and nine month periods ended September 30, 2016 and 2015 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s 2015 Annual Report on Form 20-F (“Annual Report”) filed with the United States Securities and Exchange Commission on April 12, 2016. In the opinion of management, the interim condensed consolidated financial statements as of September 30, 2016 and for the three and nine month periods ended September 30, 2016 and 2015 include all adjustments considered necessary for a fair presentation of the results of the interim periods presented. The statement of financial position as of December 31, 2015 included herein was derived from the audited consolidated financial statements included in the Annual Report but does not include all disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies disclosed in the Company’s audited consolidated financial statements included in the Annual Report are consistent with those used to prepare the accompanying interim condensed consolidated financial statements. The results of operations for the three and nine months ended September 30, 2016 are not necessarily indicative of the results expected for the full year.

Unless otherwise stated, all amounts disclosed herein are in United States Dollars (“USD”) and are rounded to the nearest thousand (`000).

1.2 New and Amendments to Accounting Standards

Standards effective in 2016:

The IASB issued new standards and amendments to standards and interpretations that are effective in 2016. None of these new or amended standards effected the Group’s financial statements. The Group has historically adopted standards relevant to the Group, when they become effective.

Section 2—Results for the Period

2.1 Foreign currency transaction (loss) gain and translation reserve gain (loss)

The Parent, Forward Pharma GmbH and Forward Pharma FA ApS conducted transactions and hold monetary assets and liabilities denominated in currencies that are not their functional currencies which are the Danish Kroner (“DKK”), the Euro (“EUR”) and the DKK, respectively. Transactions in foreign currencies are initially recorded by Group entities in their respective functional currency using the spot rate at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at each reporting date. Differences arising on settlement or translation of monetary items denominated in foreign currency are recognized in the consolidated statement of profit or loss within “Foreign exchange rate gain (loss).” For each of the periods presented herein, the foreign exchange rate gain or loss included within the statement of profit or loss resulted primarily from the Parent holding cash, cash equivalents and available-for-sale financial assets that are denominated in USD (collectively “USD Cash”) when the USD Cash is translated to DKK at the reporting date. In periods when USD strengthens against the DKK, a non-cash gain is recognized in the consolidated statement of profit or loss, and in periods when USD weakens against the DKK, a non-cash loss is recognized in the consolidated statement of profit or loss.

The accompanying unaudited interim consolidated financial statements are presented in USD which is not the functional currency of the Parent. In the translation to the presentation currency for entities with a functional currency different from the USD, their assets and liabilities are translated to USD using the closing rate as of the date of the statements of financial position while income and expense items for each statement presenting profit or loss and other comprehensive income (loss) are generally translated into USD at the average exchange rates for the period. Exchange differences arising from such translation are recognized directly in other comprehensive income (loss) and presented in a separate reserve in equity. The translation of the Group’s assets, liabilities, income and expenses from DKK or EUR to USD results in a gain when the DKK and/or the EUR strengthen against the USD and a loss when the DKK and/or the EUR weaken against the USD.

2.2 Taxes

During the three and nine-month periods ended September 30, 2016, the Company recognized a tax benefit of $204,000. The tax benefit related to the year ended December 31, 2015 and resulted from a change in estimate.

2.3 Net (loss) per share

The following reflects the net (loss) attributable to ordinary shareholders and share data used in the basic and diluted net (loss) per share computations for each of the three and nine month periods ended September 30, 2016 and 2015:

	Three Month Periods Ended September 30,
	2016	2015
	USD	USD

Net (loss) attributable to ordinary shareholders of the Parent used for computing basic and diluted per share amounts	(10,980)	(15,758)

Weighted average number of ordinary shares used for basic per share amounts	47,101	46,872
Dilutive effect of outstanding options, warrants and deferred shares	—	—
Weighted average number of ordinary shares used for diluted per share amounts	47,101	46,872

Net (loss) per share basic	(0.23)	(0.34)
Net (loss) per share diluted	(0.23)	(0.34)

	Nine Month Periods Ended September 30,
	2016	2015
	USD	USD

Net (loss) attributable to ordinary shareholders of the Parent used for computing basic and diluted per share amounts	(42,980)	(27,423)

Weighted average number of ordinary shares used for basic per share amounts	46,969	46,707
Dilutive effect of outstanding options, warrants and deferred shares	—	—
Weighted average number of ordinary shares used for diluted per share amounts	46,969	46,707

Net (loss) per share basic	(0.92)	(0.59)
Net (loss) per share diluted	(0.92)	(0.59)

Amounts within the tables above are in `000 except per share amounts

Basic per share amounts are calculated by dividing the net (loss) for the period attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the period. The diluted per share amounts are calculated by dividing the net (loss) for the period attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the period increased by the dilutive effect of the assumed issuance of deferred shares and exercise of outstanding options and warrants. As a result of the Company incurring net losses for the three and nine month periods ended September 30, 2016 and 2015, the potential shares issuable related to outstanding deferred shares, options and warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive.

Section 3—Operating Assets and Liabilities

3.1 Prepaid expenses

	September 30, 2016	December 31, 2015
	USD `000	USD `000
Advanced payments to contract research and manufacturing organizations	1,247	4,430
Other	715	618
Total	1,962	5,048

3.2 Other receivables

	September 30, 2016	December 31, 2015
	USD `000	USD `000
Value added tax receivables	308	443
Accrued interest income	603	231
Other receivables	8	15
Total	919	689

Section 4—Capital Structure and Related Items

4.1 Share Capital

During June 2016, 130,000 warrants were exercised yielding proceeds to the Company of $112,000. During July 2016, 142,000 deferred shares vested and were issued to the Company’s Chief Financial Officer. Proceeds received upon issuance of the deferred shares totaled $2,000.

4.2 Financial assets and liabilities

Recognized financial instruments

The Group has recognized the following categories of financial assets and liabilities.

Financial assets:

Loans and receivables as of September 30, 2016 and December 31, 2015

	September 30, 2016		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
	USD `000	USD `000	USD `000	USD `000

Other receivables	919	919	689	689
Total	919	919	689	689

Available-for-Sale Financial Assets as of September 30, 2016 and December 31, 2015

The Company’s available-for-sale financial assets include debt instruments issued by the governments of Germany, the United Kingdom and the United States.

	September 30, 2016		December 31, 2015
Included in current assets	Carrying amount	Fair value	Carrying amount	Fair value
	USD `000	USD `000	USD `000	USD `000
Germany	17,381	17,381	17,223	17,223
United Kingdom	1,628	1,628	4,438	4,438
United States	20,039	20,039	19,976	19,976
Total	39,048	39,048	41,637	41,637

At September 30, 2016 the face values of the German, United Kingdom and United States available-for-sale financial assets are 15.6 million EUR, 1.2 million British Pounds (“GBP”) and 20.0 million USD. At December 31, 2015 the face values of the German, United Kingdom and United States available-for-sale financial assets are 15.6 million EUR, 2.9 million GBP and 20.0 million USD.

	September 30, 2016		December 31, 2015
Included in non-current assets	Carrying amount	Fair value	Carrying amount	Fair value
	USD `000	USD `000	USD `000	USD `000
Germany	44,371	44,371	43,558	43,558
United Kingdom	—	—	1,855	1,855
United States	37,540	37,540	37,333	37,333
Total	81,911	81,911	82,746	82,746

At September 30, 2016 the face values of the German, United Kingdom  and United States available-for-sale financial assets are approximately 39.3 million EUR, zero GBP and 37.5 million USD. At December 31, 2015 the face values of the German, United Kingdom and United States available-for-sale financial assets are approximately 39.3 million EUR, 1.2 million GBP and 37.5 million USD.

Financial Liabilities:

Financial liabilities at amortized cost as of September 30, 2016 and December 31, 2015

	September 30, 2016		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
	USD `000	USD `000	USD `000	USD `000
Trade payables	2,086	2,086	3,986	3,986
Total	2,086	2,086	3,986	3,986

Fair value of trade payables is deemed to be their carrying amount based on payment terms that are generally 30 days.

Cash, cash equivalents and available-for-sale financial assets:

The Company’s cash and cash equivalents are held primarily at one bank in Denmark with a Moody’s long-term credit rating of Aa3. The Company’s available-for-sale financial assets are invested in government instruments with maturities not exceeding three years that are carried at fair value based on price quotations at the reporting date. Moody’s credit rating of each of the individual governments is Aa1 or better.

Valuation hierarchy:

Financial instruments recognized at fair value are allocated to one of the following valuation hierarchy levels of IFRS 13:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. The Company’s available-for-sale financial assets meet the definition of Level 1.

Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly. The Group does not have financial instruments allocated to this level as of September 30, 2016 or December 31, 2015.

Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data. The Group does not have financial instruments allocated to this level as of September 30, 2016 or December 31, 2015.

For all periods presented there were no transfers of financial instruments between Levels 1, 2 or 3.

Section 5—Other Disclosures

5.1 Related party disclosures

The Company is controlled by NB FP Investment K/S and its affiliates (collectively “NB”). The ultimate controlling party of the Company is Mr. Florian Schönharting who controls NB. See also Note 5.2 for an additional related party transaction with Aditech Pharma AG.

A Director of the Company, who was elected to the Board of Directors on July 20, 2015, was a partner in the law firm that provided Danish legal services to the Group. As of January 1, 2016 the Director became a partner in another Danish law firm, which now provides Danish legal services to the Group. The Director serves on the Company’s Board of Directors in his individual capacity and not as a representative of any of the law firms. Remuneration paid to the law firms while the partner was a member of the Company’s Board of Directors is referred to below as “Danish Legal Services.”

A Director of the Company, who was elected to the Board of Directors on May 6, 2016, entered into a four-year consulting agreement with the Company in September 2015. The consulting agreement provided for the granting of 25,000 deferred shares as full compensation for services to be rendered. The deferred shares vest in equal increments annually over four years. Unvested deferred shares vest immediately in the event there is a change in control as defined in the award agreement. Remuneration paid to the consultant, consisting only of share-based compensation, while the consultant was a member of the Company’s Board of Directors is referred to below as “Consulting Services.”

Beginning in 2013, the Company was part of a Danish joint tax scheme with Tech Growth Invest ApS and subsidiaries of Tech Growth Invest ApS. The Company’s participation in the Tech Growth Invest ApS Danish joint tax group ceased on January 1, 2016. On January 1, 2016, the Company became part of a new Danish joint taxation scheme with NB FP Investment General Partner ApS and Forward Pharma FA ApS (the Company’s wholly owned subsidiary). See Note 5.2 for additional information.

The following tables provide the total amount of transactions that have been entered into with related parties for the relevant periods and the amounts due to or from related parties.

	Three months ended September 30,
	2016	2015
	USD `000	USD `000
Purchase of services from NB	9	21
Danish Legal Services	246	545
Consulting Services	75	—

	Nine months ended September 30,
	2016	2015
	USD `000	USD `000
Purchase of services from NB	51	66
Danish Legal Services	673	953
Consulting Services	129	—

	September 30, 2016	December 31, 2015
	USD `000	USD `000

Amounts owed to related parties	297	271
Amounts owed by related parties	—	—

Terms and conditions of transactions with related parties

Amounts payable to related parties are uncollateralized and interest free. There have been no guarantees provided or received for any related party receivables or payables. As of September 30, 2016 and December 31, 2015 and during the nine months ended September 30, 2016 and 2015, the Group had no receivables relating to amounts owed by related parties.

Transactions with key management and the board of directors

The Group has not granted any loans, guarantees, or other commitments to or on behalf of any of the members of the board of directors or key management personnel.

Other than the amounts disclosed above and the remuneration paid for services rendered, including share-based compensation, no other transactions have taken place with members of the board of directors or key management personnel during the periods presented herein.

5.2 Contingent liabilities

Contingent liabilities are liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that in many situations are beyond the Groups’ control.

Forward Pharma GmbH (“FP GmbH”) received a government grant totaling 3.8 million EUR that subsidized certain product development costs incurred by the Group during the period from March 2007 to December 2012. The grant plus interest is contingently repayable under certain defined conditions. As of September 30, 2016, the contingent repayment liability, including interest, is 4.4 million EUR or approximately $5.0 million based on the September 30, 2016 exchange rate. FP GmbH has determined that the government grant has not become repayable under International Accounting Standard No. 20 Accounting for Government Grants and Disclosure of Government Assistance. Consequently, the accompanying financial statements do not include any financial liability related to this contingency.

During the period January 19, 2013 to December 31, 2015 (“Joint Taxation Period”), the Company was subject to a Danish joint taxation scheme with Tech Growth Invest ApS and entities under Tech Growth Invest ApS’s control (collectively “Tech Growth”). A subsidiary of Tech Growth Invest ApS experienced a change in ownership on December 31, 2015. The effect of the change in ownership resulted in the year ended December 31, 2015 being the final year that the Company was part of the joint taxation scheme with Tech Growth. On January 1, 2016, the Company became part of a new Danish joint taxation scheme with NB FP Investment General Partner ApS and Forward Pharma FA ApS (the Company’s wholly owned subsidiary). The Company remains liable with other entities in the joint taxation scheme with Tech Growth Invest ApS for Tech Growth’s Danish tax liabilities that can be allocated to the Joint Taxation Period and is liable with NB FP Investment General Partner ApS and Forward Pharma FA ApS for Danish tax liabilities resulting from the newly formed joint taxation scheme.

In July 2016, the German tax authorities concluded an audit of the tax returns of FP GmbH for each of the years in the three year period ended December 31, 2012. The audit findings resulted in no change in the tax filing positions taken by FP GmbH for each of the years that were under audit and no assessment of taxes, penalties or interest was made against FP GmbH by the German tax authorities.

In 2004, a private Swedish company Aditech Pharma AB (together with its successor-in-interest, a Swiss company Aditech Pharma AG, “Aditech”), controlled by NB, began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, the Company entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, the Company acquired this patent family from Aditech pursuant to a patent transfer agreement which replaced the patent license agreement. Under the Company’s agreement with Aditech, the Company obtained, among other things, Aditech’s patents and associated know-how related to DMF formulations and delivery systems (the “Aditech IP”), subject to both diligence and minimum annual expenditure (one million EUR per year) obligations on the part of the Company. Aditech has the option to receive back, for no consideration, all of the Company’s DMF related assets (which include patent and other rights related to DMF, including FP187) should the Company fail to satisfy these obligations. The Company is required to pay Aditech a royalty of up to 2% of net sales generated from the Company’s DMF products and processes, regardless of whether such net sales are generated by the Company or its affiliates, assignees or licensees. Included in the determination of the Company’s payment to Aditech is any cash or non-cash consideration generated from the Company’s DMF products and processes and received by the Company or its assignees, affiliates and licensees. Further, the Company’s agreement with Aditech gives Aditech a 90-day right of first offer to acquire non-DMF related intellectual property assets that the Company might choose to sell. The Company’s annual expenditures related to our DMF formulations and delivery systems are expensed as incurred. To date, the Company has not incurred the royalty; however, in the future if the Company were to realize net sales or other income, as defined, from the Aditech IP, the royalty would be expensed in the period when the net sales are recognized in the Company’s operating results. Aditech Pharma AG is considered to be a related party of the Company due to control over Aditech Pharma AG by NB.

5.3 Events after the reporting period

Subsequent to September 30, 2016, there were no events that were required to be reported except that on October 10, 2016 the Company entered into a four year consulting agreement with a member of the Board of Directors. The consulting agreement provides for the granting of 12,500 deferred shares as full compensation for services to be rendered. The deferred shares vest in equal increments annually over four years. Unvested deferred shares vest immediately in the event there is a change in control as defined in the award agreement.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the unaudited condensed consolidated interim financial statements, including the notes thereto, included elsewhere herein as well as our Annual Report on Form 20-F filed with the Securities Exchange Commission on April 12, 2016 that includes our audited consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, risk factors as well as other important information about the Group. The following discussion is based on our unaudited condensed consolidated financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in forward-looking statements.

Overview

Forward Pharma A/S is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The interim condensed consolidated financial statements include the Company’s wholly owned German, United States and Danish subsidiaries Forward Pharma GmbH, Forward Pharma USA, LLC and Forward Pharma FA ApS, respectively.

The Company is a biopharmaceutical company preparing to initiate a Phase 3 clinical trial using FP187, a proprietary formulation of dimethyl fumarate (“DMF”), for the treatment of multiple sclerosis (“MS”) patients. Since the Company’s founding in 2005, it has worked to advance unique formulations of DMF as a therapeutic to improve the health and well-being of patients with immune disorders including MS. FP187, the Company’s clinical candidate, is a DMF formulation in a delayed and slow release oral dose that the Company plans to advance for the treatment of relapsing remitting MS (“RRMS”) and other immune disorders.

Unless otherwise stated, all amounts disclosed herein are in United States Dollars (“USD”).

Liquidity

As of September 30, 2016, the Group had $150.2 million in cash, cash equivalents and available-for-sale financial assets. The Group has experienced recurring operating losses and negative cash flow from operations and expects these conditions to continue for the foreseeable future. Management believes, based on current estimates, that cash, cash equivalents and available-for-sale financial assets held at September 30, 2016 will provide adequate funding to allow the Group to meet its planned operating activities, including increased levels of research and development activities, in the normal course of business for the next twelve months. Unforeseen expenses or other usages of cash could negatively impact management’s planned operating activities resulting in the use of our capital resources sooner than we currently expect. The Group will need to raise additional funds to complete the development and commercialization of FP187. Such funding could be in the form of either additional equity or debt financing or in exchange for product rights in all or certain markets. There can be no assurances that the Group will be able to obtain additional financing if needed in the future. The long-term success of the Group will be based on successfully commercializing FP187 and defending its intellectual property. There can be no assurance that the Group will commercialize a product, achieve or sustain positive cash flows from operations or become profitable. See “Funding Requirements” below and our Annual Report on Form 20-F for additional information.

Results of Operations

Comparison of the three month periods ended September 30, 2016 and 2015

	Three month periods ended September 30,
	2016	2015	Change
	(USD in thousands)

Research and development costs	(7,658)	(10,785)	3,127
General and administrative costs	(3,176)	(4,644)	1,468
Operating loss	(10,834)	(15,429)	4,595
Foreign exchange rate (loss)	(430)	(446)	16
Interest income	101	117	(16)
Other finance costs	(21)	—	(21)
Net (loss) before taxes	(11,184)	(15,758)	4,574
Tax benefit	204	—	204
Net (loss) for the period	(10,980)	(15,758)	4,778

Research and development costs for the three month periods ended September 30, 2016 and 2015

Research and development costs for the three month periods ended September 30, 2016 and 2015 were $7.7 million and $10.8 million, respectively. The decrease in research and development costs for the three months ended September 30, 2016 of $3.1 million resulted from a reduction in the use of contract manufacturers and clinical research organizations during our evaluation of options for an alternative Phase 3 clinical plan for FP187 in RRMS. We expect our use of contract manufacturers and clinical research organizations will likely return to historical levels in our further preparation for the start of our Phase 3 trial.  We expect our overall rate of research and development spending will increase in future quarters as our clinical and pharmaceutical development programs and patent office matters, including our pending interference action, advance.

General and administrative costs for the three month periods ended September 30, 2016 and 2015

General and administrative costs for the three month periods ended September 30, 2016 and 2015 were $3.2 million and $4.6 million, respectively. The decrease in general and administrative costs in the three month period ended September 30, 2016 of $1.5 million resulted principally from a reduction in share-based compensation and lower legal, accounting and consulting fees. Share-based compensation decreased from $2.1 million in the three month period ended September 30, 2015 to $1.7 million in the three month period ended September 30, 2016 in connection with the vesting of equity awards issued during the years ended December 31, 2015 and 2014 that included graded vesting provisions resulting in expense recognition that decreases in the latter years of vesting. In addition, legal, accounting and consulting fees during the three-month period ended September 30, 2016 compared to the same period in 2015 decreased as the nature and timing of these activities lessened in the three month period ended September 30, 2016 compared to the corresponding period in 2015. We expect our quarterly rate of general and administrative spending could increase in support of our expected increase in research and development related activities as well as the prosecution of our lawsuit against Biogen Idec GmbH, Biogen Idec International GmbH and Biogen Idec Ltd. (collectively “Biogen”) in the Regional Court in Dusseldorf, Germany, asserting infringement by Biogen’s marketing of Tecfidera ® in Germany.

Non-operating income (expense) for the three month periods ended September 30, 2016 and 2015

During the three month periods ended September 30, 2016 and 2015, the Group recognized foreign exchange losses of $430,000 and $446,000 respectively. These non-cash foreign exchange losses resulted primarily from the Parent holding cash and available-for-sale investments denominated in USD (collectively referred to as “USD Cash”) while the Parent’s functional currency is the Danish Kroner (“DKK”). The losses are the direct result of the weakening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange loss when the USD Cash is converted to DKK at September 30, 2016.

During the three month periods ended September 30, 2016 and 2015, the Company recognized interest income from available-for-sale financial assets of $101,000 and $117,000, respectively.

Income tax benefit for the three month periods ended September 30, 2016 and 2015

The tax benefit for the three month period ended September 30, 2016 resulted from a change in estimate of the tax benefit for the year ended December 31, 2015.

Comparison of the nine month periods ended September 30, 2016 and 2015

	Nine month periods ended September 30,
	2016	2015	Change
	(USD in thousands)

Research and development costs	(30,800)	(25,104)	(5,696)
General and administrative costs	(9,329)	(12,260)	2,931
Operating loss	(40,129)	(37,364)	(2,765)
Foreign exchange rate (loss) gain	(3,299)	9,605	(12,904)
Interest income	306	340	(34)
Other finance costs	(62)	(4)	(58)
Net (loss) before taxes	(43,184)	(27,423)	(15,761)
Tax benefit	204	—	204
Net (loss) for the period	(42,980)	(27,423)	(15,557)

Research and development costs for the nine month periods ended September 30, 2016 and 2015

Research and development costs for the nine month periods ended September 30, 2016 and 2015 were $30.8 million and $25.1 million, respectively. The increase in research and development costs for the nine months ended September 30, 2016 of $5.7 million was primarily related to increased costs to register and safeguard our intellectual property and higher share-based compensation. These increases were partially offset by a reduction in the use of contract manufacturers and clinical research organizations during our evaluation of options for an alternative Phase 3 clinical plan for FP187 in RRMS. Fees to patent advisors and other patent-related costs increased from $7.3 million in the nine month period ended September 30, 2015 to $13.4 million in the nine month period ended September 30, 2016. Fees to patent advisors and other patent-related costs include the cost to conduct the interference case at the U.S. Patent and Trademark Office involving Biogen, Inc.’s U.S. Patent No. 8,399,514. Share-based compensation increased from $4.2 million in the nine month period ended September 30, 2015 to $5.5 million in the nine month period ended September 30, 2016 as the result of the vesting of equity awards granted during the nine months ended September 30, 2016 and the year ended December 31, 2015 to employees and consultants involved in research and development activities. We expect our use of contract manufacturers and clinical research organizations will likely return to historical levels in our further preparation for the start of our Phase 3 trial.  We expect our overall rate of research and development spending will increase in future periods as our clinical and pharmaceutical development programs and patent office matters, including our pending interference action, advance.

General and administrative costs for the nine month periods ended September 30, 2016 and 2015

General and administrative costs for the nine month periods ended September 30, 2016 and 2015 were $9.3 million and $12.3 million, respectively. The decrease in general and administrative costs in the nine month period ended September 30, 2016 of $2.9 million resulted principally from a reduction in share-based compensation from $5.8 million in the nine month period ended September 30, 2015 to $5.1 million in the nine month period ended September 30, 2016 in connection with the vesting of equity awards issued during the years ended December 31, 2015 and 2014 that included graded vesting provisions resulting in expense recognition that decreases in the latter years of vesting. In addition, we experienced decreased legal, accounting and consulting fees during the nine month period ended September 30, 2016 compared to the same period in 2015  as the nature and timing of these activities lessened in the nine month period ended September 30, 2016 compared to the corresponding period in 2015.  We expect our quarterly rate of general and administrative spending could increase in support of our expected increase in research and development related activities as well as the prosecution of our lawsuit against Biogen in the Regional Court in Dusseldorf, Germany, asserting infringement by Biogen’s marketing of Tecfidera ® in Germany.

Non-operating income (expense) for the nine month periods ended September 30, 2016 and 2015

During the nine month period ended September 30, 2016, the Group recognized a foreign exchange loss of $3.3 million. The $3.3 million non-cash foreign exchange loss resulted primarily from the Company holding USD Cash while the Parent’s functional currency is the DKK. The loss is the direct result of the weakening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange loss when the USD Cash is converted to DKK at September 30, 2016. During the nine month period ended September 30, 2015, the Company recognized a non-cash foreign exchange gain of $9.6 million. The $9.6 million foreign exchange gain resulted primarily from the strengthening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when the USD Cash is converted to DKK at September 30, 2015.

During the nine month periods ended September 30, 2016 and 2015, the Company recognized interest income from available-for-sale financial assets of $306,000 and $340,000, respectively.

Income tax benefit for the nine month periods ended September 30, 2016 and 2015

The tax benefit for the nine month period ended September 30, 2016 resulted from a change in estimate of the tax benefit for the year ended December 31, 2015.

Liquidity and Capital Resources

Cash flows

Comparison of the nine month periods ended September 30, 2016 and 2015

Our cash and cash equivalents as of September 30, 2016 and 2015 were $29.2 million and $21.0 million, respectively. The table below summarizes our consolidated statement of cash flows for each of the nine month periods ended September 30, 2016 and 2015:

	Nine month periods ended September 30,
	2016	2015
	(USD in thousands)
Net cash flows used in operating activities	(27,027)	(24,501)
Net cash flows provided by investing activities	3,858	1,425
Net cash flows provided by financing activities	114	155
Net (decrease) in cash and cash equivalents	(23,055)	(22,921)
Net foreign exchange differences	1	(1,400)
Cash and cash equivalents beginning of period	52,269	45,349
Cash and cash equivalents end of period	29,215	21,028

Net cash flows used in operating activities increased to $27.0 million in the nine month period ended September 30, 2016 from $24.5 million in the nine month period ended September 30, 2015. The increase in 2016 in cash used in operating activities is primarily due to an increase in research and development costs as discussed above.

Net cash flows provided by investing activities during the nine month periods ended September 30, 2016 and 2015 resulted from proceeds received in connection with the maturity of available-for-sale financial assets of $3.9 million and $1.8 million offset by the purchase of equipment totaling $29,000 and $385,000, respectively.

Net cash flows from financing activities for the nine month periods ended September 30, 2016 and 2015 were $114,000 and $155,000, respectively. The net cash flows from financing activities for the nine months ended September 30, 2016 and 2015 were the result of proceeds received in connection with the issuance of deferred shares and the exercise of warrants.

Funding requirements

We believe that the cash, cash equivalents and available-for-sale financial assets will enable us to fund our operating expenses and capital expenditure requirements for the next twelve months.  We have based this belief on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.  We have no long-term financial commitments, such as lines of credit or guarantees, which are expected to affect our liquidity, other than an office lease, which we consider immaterial.

Our present and future funding requirements will depend on many factors, including, among other things:

•         our successful planning of the required clinical development program for FP187 and the timing and success of that program;

•         our efforts to secure and protect our intellectual property;

•         our product development and need to increase production capacity to commercial scale through our contract manufacturing organizations;

•         our ability to identify additional contract manufacturing organizations to provide DMF and FP187 tablets and increase manufacturing capacity;

•         capital expenditures for manufacturing equipment that may be needed to meet production requirements of FP187 tablets;

•         the scope and timing of our pre-clinical and clinical testing programs; and

•         the continued growth and development of our internal organization and structure needed for a public company, including the hiring of additional personnel and developing appropriate policies and procedures.

Capital Expenditures

Our capital expenditures in the past have not been significant and we currently do not have any significant capital expenditures planned at this time; however, it is possible that we may need to acquire additional manufacturing equipment in the near term that would be placed in service at our contract manufacturers to be used on our behalf to manufacture FP187 tablets.  It is uncertain at this time what, if any, manufacturing equipment we may need to acquire.  The timing and amount of any manufacturing equipment purchases we make in the future will be determined based on the terms and conditions of any long-term supply contracts we may enter into with our contract manufacturers. We currently do not have any long-term supply agreements with our vendors; however, it is possible we will execute such agreements in the future.

Contingent Liabilities

See Note 5.2 (Contingent liabilities) to the accompanying Unaudited Interim Condensed Consolidated Financial Statements.

Critical Accounting Policies

There have been no significant changes to the critical accounting policies as disclosed in our Annual Report on Form 20-F that was filed with the Securities and Exchange Commission on April 12, 2016.

Quantitative and Qualitative Disclosures about Intellectual Property and Financial Risks

Intellectual Property Risk

Biogen, Inc., or Biogen, has several issued patents and is also prosecuting a number of additional patent applications that could adversely impact our commercial efforts if a commercialized FP187 product of ours were ultimately found to infringe any valid claim by Biogen.

In the U.S., Biogen’s patent applications include U.S. Patent Application No. 13/266,997 (notice of allowance mailed on August 14, 2014, but the application was abandoned), U.S. Patent Application No. 14/540,136 (response to non-final office action filed November 4, 2016),   U.S. Patent Application No. 13/767,014 (notice of allowance mailed on March 20, 2015, but the application was abandoned), U.S. Patent Application No. 14/718,962 (notice of allowance sent on October 20, 2016), U.S. Patent Application No. 14/119,373 (abandoned), U.S. Patent Application No. 14/124,562 (issued on August 23, 2016 as U.S. Patent No. 9,422,226), U.S. Patent Application No. 13/827,228 (response to non-final office action filed July 26, 2016), U.S. Patent Application No. 13/760,916 (abandoned as of April 15, 2015, for failure to respond to office action), U.S. Patent Application No. 14/679,716 (restriction requirement issued September 16, 2016) and others.  In Europe, Biogen’s pending patent applications include EP2629097, EP2653873, EP2424357, EP3079663 and others.  One or more of these applications could adversely impact our commercial efforts if our marketing of FP187, once approved by the FDA and/or the European regulator for the treatment of RRMS and/or psoriasis, was ultimately found to infringe any valid patent claim issuing from any one of these applications.  Further, we could be required to pay substantial damages.

Market risk

Foreign currency exchange rate risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the DKK, the USD, the GBP, and the EUR. The Company’s functional currency is the DKK, our wholly owned subsidiary Forward Pharma GmbH’s functional currency is the EUR, our wholly owned subsidiary Forward Pharma USA, LLC’s functional currency is the USD and our wholly owned subsidiary Forward Pharma FA ApS’s functional currency is the DKK. Our expenses to date have been largely denominated in DKK, GBP, USD, and EUR and, therefore, we are impacted by changes in foreign currency exchange rates.

As of September 30, 2016, we have invested $121.0 million in interest bearing available-for-sale financial assets issued by the governments of Germany, the United Kingdom and the United States with maturities not exceeding three years. While we intend to structure the currencies and maturities of these investments to be consistent with our projected cash requirements, strengthening or weakening of the USD, the DKK, the GBP or the EUR could have a material impact, which could be negative, on our financial position and results of operations. Included in operating results for the nine month period ended September 30, 2016 was a non-cash foreign exchange loss of $3.3 million that resulted primarily from the weakening of the USD compared to the DKK. During the nine month period ended September 30, 2015, the USD strengthened compared to the DKK resulting in the recognition in operating results of a non-cash foreign exchange gain of $9.6 million. Future foreign exchange rate changes will likely result in volatility in our reported profits and losses that potentially could result in material losses.

We do not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. However, in the future we may use options or forward contracts to manage currency transaction exposures.

We estimate a 10% increase in the value of the USD relative to the EUR and the DKK would have decreased our net loss for the nine months ended September 30, 2016 by $4.2 million. We estimate a 10% decrease in the value of the USD relative to the EUR and the DKK during the nine months ended September 30, 2016 would have increased our net loss by $4.2 million.

Interest rate risk

Our investment strategy is to protect principal and accordingly, we invest in only highly rated financial instruments with maturities not exceeding three years. We do not use financial instruments for trading or speculative purposes and plan to hold our investments until they mature. If interest rates rise in the future it could, however, negatively impact our financial position and could result in realized losses if we need to dispose of an investment before it matures.

Credit Risk

Our investment criteria require preservation of capital by investing in a diversified group of highly rated debt instruments. The Company’s cash and cash equivalents are held primarily at one bank in Denmark with a Moody’s long-term credit rating of Aa3. The Company’s available-for-sale financial assets are invested in government instruments with maturities not exceeding three years that are carried at fair value based on price quotations at the reporting date. Moody’s credit rating of each of the individual governments is Aa1 or better.

Liquidity Risk

We believe that our cash, cash equivalents and available-for-sale financial assets held at September 30, 2016, will enable us to fund our operating expenses and capital expenditure requirements for the next twelve months.

RECENT DEVELOPMENTS

Intellectual Property Update

We continue to advance our intellectual property portfolio. As previously reported, on August 19, 2015, the USPTO re-declared the interference between Forward Pharma and a subsidiary of Biogen, Inc. regarding claims to the treatment of multiple sclerosis (MS), with a 480 mg daily dose of DMF, the active ingredient in Tecfidera®. The USPTO confirmed Forward Pharma as the senior party based on having an earlier benefit date of our U.S. Patent Application No. 11/576,871. Biogen was deemed the junior party with respect to its U.S. Patent No. 8,399,514.  In August 2015, the parties filed priority statements and motions related to validity and benefit. The parties filed oppositions to motions on June 1, 2016.  Both parties filed replies to the oppositions on August 8, 2016.  The oral argument remains scheduled for November 30, 2016.

Clinical Update

Our development plan for our lead drug, FP187, is focused primarily on the RRMS indication. In collaboration with a clinical research organization, we are continuing to prepare for our Phase 3 trial in RRMS. In addition to the single beta interferon-controlled design, we are evaluating options for an alternative Phase 3 clinical strategy in RRMS, which could shorten our time to commercialization and/or reduce costs. We expect to complete these evaluations as we continue to upscale production of FP187 during 2016, in anticipation of beginning the Phase 3 trial in mid-2017.

We are currently performing additional Phase 1 studies on FP187.

Our nonclinical development plan for FP187 is designed to support regulatory submissions with a complete toxicology package.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: November 29, 2016	By:	/s/ Joel Sendek
Joel Sendek
Chief Financial Officer